MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 17, 2006

3.	News Release

A news release dated November 17, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 17, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 17, 2006, TransGlobe announced a new oil discovery at Osaylan #2.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 17, 2006

News From ...	Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5
	Tel:	(403) 264-9888
	Fax:	(403) 264-9898
	Email:	trglobe@trans-globe.com
	Web:	www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
EXPLORATION DISCOVERY AT OSAYLAN, BLOCK S-1

Calgary, Alberta, Friday, November 17, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a new oil discovery at Osaylan #2.

Block S-1, Republic of Yemen (25% working interest)

Drilling:
The Osaylan #2 exploration well commenced drilling October 15 and was drilled to a total measured depth of 1,675 meters, targeting Alif and Lam sandstones. Osaylan #2 tested a 22 meter perforated Lam interval at a flowing rate of 1,307 barrels per day of 42.1 API oil and 629 thousand cubic feet of natural gas on a 32/64 inch choke at a flowing pressure of 425 psi.

Osaylan #2 is located 1.2 kilometers west northwest of Osaylan #1 which encountered minor oil shows in the Lam formation (October 25, 2002 Press Release). The Osaylan discovery is located 18 kilometers from the An Nagyah central production facility.

Following Osaylan #2, the rig is scheduled to drill Al Qurain #1, an Alif/Lam exploration prospect located 5 kilometers west of the An Nagyah field.

Seismic operations:
The 610 square kilometer 3-D seismic acquisition program scheduled for 2006/2007, on the southeast part of Block S-1, has been postponed pending resolution of local labour disputes.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com